EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MacDermid, Incorporated and Subsidiaries:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-194012) of Platform Specialty Products Corporation of our report dated February 11, 2014, with respect to the consolidated balance sheet of MacDermid, Incorporated and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the ten-month period ended October 31, 2013 and each of the years in the two-year period ended December 31, 2012, and the related financial statement schedule, which report appears in the December 31, 2013 annual report on Form 10-K of Platform Specialty Products Corporation.

/s/ KPMG LLP

Hartford, Connecticut
March 31, 2014